UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1__)

Magnite, Inc.

(Name of Issuer)

Common Stock, $0.00001par value per share

(Title of Class of Securities)

55955D100

(CUSIP Number)

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	00386B109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
5,601,473
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
5,601,473
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,601,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.13%
14	TYPE OF REPORTING PERSON (See Instructions)
IA, OO

SCHEDULE 13D

CUSIP No.	00386B109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
5,601,473
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
5,601,473
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,601,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.13%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 10, 2022, as subsequently amended on Schedule 13D (as amended thereby and hereby, the "Schedule 13D"), with respect to the Common Stock, $0.00001 par value (the "Common Stock"), of Magnite, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No.1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3 and 5 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 5,601,473 shares of the Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $67,633,071.  The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 5,601,473 shares of Common Stock, constituting 4.13% of the shares of Common Stock, based upon 135,574,532 shares of Common Stock outstanding as of May 3, 2023, based on the information set forth in the March 31, 2023 quarterly report filed by the Issuer on May 10, 2023

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 5,601,473 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 5,601,473 shares of Common Stock.

(c) The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Schedule A. All such transactions were carried out in open market transactions.

(d) No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fund and the other private investment funds advised by Edenbrook.

(e) June 2, 2023

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 14, 2023

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name: Jonathan Brolin Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

Schedule A

Trade Date	Quantity	Price
1-Jun	(30,826)	13.0674
1-Jun	(20,000)	12.9826
2-Jun	(60,000)	13.3310
2-Jun	(32,800)	13.3544
6-Jun	(45,000)	13.4008
6-Jun	(40,000)	13.4198
6-Jun	(24,200)	13.4112
7-Jun	(35,000)	13.6964
7-Jun	(24,935)	13.6892
8-Jun	(8,692)	13.2436
9-Jun	(85,000)	13.4558
9-Jun	(3,000)	13.5617
12-Jun	(485)	13.4650
13-Jun	(80,000)	13.5483
13-Jun	(12,667)	13.6052
13-Jun	(12,500)	13.5741
14-Jun	(30,176)	13.6590
14-Jun	(14,565)	13.6980
14-Jun	(16,200)	13.6697
15-Jun	(38,644)	13.7956
15-Jun	(18,865)	13.8819
16-Jun	(48,439)	13.7445
16-Jun	(20,000)	13.7884
23-Jun	(39,142)	13.3039
26-Jun	(22,600)	13.4329
27-Jun	(24,078)	13.4857
27-Jun	(14,307)	13.4658
28-Jun	(59,904)	13.7200
28-Jun	(60,031)	13.7005
29-Jun	(14,616)	13.9300
29-Jun	(2,485)	13.8950
30-Jun	(1,906)	13.9000
3-Jul	(35,000)	13.7200
10-Jul	(25,000)	13.8086
11-Jul	(85,000)	14.5514
11-Jul	(25,000)	15.1000
11-Jul	(84,984)	14.5173
12-Jul	(28,728)	15.3643
12-Jul	(20,000)	15.3898
13-Jul	(10,700)	15.5632
13-Jul	(21,131)	15.6236
13-Jul	(15,000)	15.6000